Exhibit 99.4

Infosys Technologies Limited

FY05-Q3 Analysts / Investors Conference Call

January 12, 2005 14:00 hrs IST

Moderator

Good afternoon ladies and gentleman, I am Prathiba, the moderator for this conference. Welcome to Infosys 3rd quarter earnings call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. After the presentation, the question and answer session will be conducted for participants connected to the SingTel bridge. After that there would be a question and answer session for participants connected to CyberBazaar India. I would not like to hand over to the Infosys management. Thank you and over to Infosys.

Krishnan

Thank you Prathiba. Good afternoon and thank you all for joining us today to discuss the financial results for the third quarter and 9 months ended December 31, 2004. I am Krishnan, and I am a member of the investor relations team in Bangalore. At the outset, I would like to wish all of you a very happy New Year. Joining me today in this conference room in Bangalore, India, is CEO and President Mr. Nandan Nilekani; COO, Kris Gopalakrishnan; and CFO, Mohandas Pai; and other members of senior management team. We will start with a brief statement on the performance of the company during the quarter and the outlook for the future. After which, we will open up the discussion for questions and answers. Before I hand over, I have a small but important task to perform in reminding you that anything that we say that refers to our outlook for the future is a forward-looking statement and must me read in conjunction with the risks that the company faces. A full statement and explanation of these risks is with our filings with SEC, which may be found on www.sec.gov. I would now like to hand over to Mr. Nandan Nilekani, President and CEO of Infosys Technologies.

Nandan Nilekani

Good afternoon and welcome to this call. I will speak briefly of the highlights in Indian rupees. As you know, this quarter our revenue has grown by 49%. And for fiscal 2005, we expect revenue to grow by 46%, and we have had 38 new clients added during the quarter across all the Infosys group companies and a net addition of 2280 employees for the quarter, which led to our overall employee strength as of December 31, rising to 35229. We think that this has been a quarter of robust growth.

As you know in the last one or two years we have taken a number of initiatives. On the business side, we have launched many new subsidiaries, Infosys Australia, Infosys Consulting, Infosys China, Progeon. On the services side, we have launched many new services in the last couple of years. On the organization structure side, we have verticalized and created business units, and we have essentially on the scalability side we have done a number of investments in people, in training, in our visa processing, and all that which are quite unique. So overall I think all these investments have paid fruit and hence we have seen this kind of growth, which is giving us close to 50% growth on a quarter to quarter basis.

So I think this is the picture. We have also given our outlook for the quarter. For the quarter ended March 31, 2005, we expect income to be in the range of 1956 crores to 1964 crores,

which we think will give us a year to year growth of 45%, and earnings per share is expected to be Rs.18.9 which will give us a year to year growth of 50%, and for the year it is going to be Rs.7098 crores to Rs.7107 crores, which is a growth of 46%, and earnings per share to be about Rs.68.70, which is growth of 47%.

With this, I will request my colleague Kris to give you some more of the highlights.

Kris Gopalakrishnan

Thanks Nandan. We had 38 new clients added this quarter. Our repeat business continues to be very high at 95%. If you look at the composition of business, we have 156 million-dollar relationships this quarter, this is up from 146; and four 50-million-dollar relationships up from three. So across the board, we have seen increase in the relationships. Our relationships are becoming more complex. We are leveraging the different services and solutions we have to grow these relationships.

If you look at the service mix also, from the traditional services like development and maintenance, there is more balance and the service mix is shifting to some of the newer services like package implementation, testing, consulting, business process management, and we saw increase in all these services this quarter. Over the last 12 months the new services have given us about 37% of revenues. This has increased from the previous quarter.

We have plans to add about 2000 employees in Q4. This is gross addition across the entire group, and we have about 35 lakh sq. ft. of infrastructure under construction, which will give us capacity for another 15000 employees, which will be probably finished over the next 18 months. Mohan.

Mohandas Pai

Thank you Kris. The operating margin before interest, depreciation, amortization this quarter has been at 32.9% as against 32.1% last quarter. The gross profit has been 47.1% as against 47%. The rupee appreciation has impacted the operating income negatively by 2.3% this quarter. We had assumed for guidance a dollar-rupee rate of 45.91, we got an average of 44.35 for this quarter, and if you compare the average of the previous quarter of 46.22, there has been an impact of 4.05% on the top line. When you look at the operating income, the impact has been 2.3% of revenues because 50% of the forex that we earn is spent in the same currency. We have tried to hedge this by forward related contracts. We got a benefit of 3.3% because of our hedging, but translation resulted in a negative 2.1%, giving us a hedging benefit of 1.1%. So, if you remove 1.1% from the negative 2.3% on operating income, we have been able to overcome an adverse impact of the rupee appreciation by 1.2% this quarter, and despite that we have been able to earn an operating income of 32.9.

We have said earlier that we would get the benefits of economies of scale for our SG&A. SG&A this quarter is at 14.2% as against 15%. Sales and marketing have been relatively flat except for one off events in terms of brand building which we had higher last quarter.

Operating profit after interest, depreciation, amortization has been 29%. Other income has gone up to 2.5% because we had about Rs.20 crore coming from exchange differences as against 6.43 crores the previous quarter.

Tax rate has gone up this quarter to 5% of revenues from 4.7% because of higher other income.

Overall, it has been a very satisfying quarter because of the fact that our robust expense management system and the employee variable compensation has been able to overcome a rather steep impact of the rupee appreciation on our revenue profile. We have $302 million of forward cover at 44.35 as at the quarter end, but I must tell you that this has been marked to market, and the increase in profits have been included in this quarter. Going forward, we will see our hedging policy try to neutralize a part of any currency fluctuations that could happen.

Our cash balances continue to be robust. We have spent about 250 crores on our capex expenditure, and we are upping our capex guidance for the whole year from 600-750 crores to 750-800 crores. Like Kris said, we are building about 15000 seats because we are working at more than 100% utilization in terms of capacity, and as Shibu keeps telling us, we are to be at a satisfactory level of around 80%. Thank you very much, and we look forward to your questions.

Moderator

Thank you very much sir. At this moment, I would like to hand over the floor to Ameena at SingTel to conduct the Q&A for participants connected there. After this, we will have a question and answer session for participants connected to CyberBazaar India. Thank you and over to Ameena.

Moderator

Thank you Prathiba. We will now begin the Q&A session for participants connected to the SingTel bridge. Please press 01 to ask a question.

Thank you. We have Prateek Gupta from Singapore with a question, go ahead.

Prateek

Hi this is Prateek from Citi Group Smith Barney, congratulations on a great quarter. I was just wondering if you just give us an update on the overall operating environment. In particular, I was wondering if you could just elaborate a bit more on the pricing trends because so far we have seen mainly volume driven growth, and as you indicated you are expanding quite aggressively in terms of infrastructure and employee addition, etc. I was wondering if you could give us an outlook on the pricing trends, have you seen any clients coming in at higher prices, and if not, what do you think is the outlook for margins next year given the likely wage inflation and rupee appreciation pressures.

Basab Pradhan

This is Basab Pradhan: I will answer the first two questions there. On the general environment in the market, it is very favorable and it continues to be so. We see IT spending this year being a little stronger than last year, so the growth we expect is about 4 to 5% against what originally believed to have been 3% growth or so last year. This is generally about the US market, but it holds true across the world as well. So the environment is totally favorable. On the pricing front, we are seeing a stable to a slight upward bias. We are getting in new contracts, new accounts at about 4 to 5% over our average rates in the company, so that is the story on the prices. And for the general impact because of wage increase and so on, I will hand it over to Mr. Mohandas Pai.

Mohandas Pai

Well, what we have said always is that wages could go up in a narrow band. Last year, they went up between 15 to 17%, and we have a variable compensation model, which neutralizes this wage impact and gives an upside to the employees, and we have seen the upside work. In the third quarter for instance, the upside in terms of variable compensation has been more than the 100% at full utilization levels. So we believe that we have a robust organizational model, which is role based, which has got variable compensation, and which neutralizes to some extent the general wage increase that happens. Also, we have invested heavily in our training infrastructure, and we have a capacity to train 15,000 people at the entry level in Mysore and also about 4000 for enterprise solutions in Hyderabad.

Moderator

Thank you. Next, I have Mick Dillon from Arete Research.

Mick Dillon

Hi guys, three questions. One to follow on with pricing. We saw reports in December that you were raising prices at incumbent clients, the report specifically mentioned four of the top 10. Can you confirm that you are rising pricing at incumbent clients not just on new deals? And the second question is, can you talk a little bit about the European environment where you are seeing the best growth? and also what do you expect in Europe for this calendar year? Thank you.

Mohandas Pai

I am Mohan, let me talk about the pricing. Yes, we also read the same press reports, but you know, in the top 10, if the top four clients give you increases of 4 to 5%, and lets assume that these four people make up a basket of something like lets say 150 million dollars. A 4% increase in prices is 6 million dollars. On a revenue base of close to 1.6 billion dollars, 6 million dollars will not make a very material impact. So what we essentially need is for existing clients across the board to give us some price increases.

Mick Dillon

I guess the question was more in terms of are you seeing pricing go up at incumbent clients and by the sound of your answer, yeah the answer is, yes.

Mohandas Pai

Yes, we are seeing pricing go up with the incumbent clients whenever negotiations come up because they are more inclined to give us some slight increase in prices. You will remember that in our contracts with clients very often for the last 3 to 4 years there has been no pricing increase because the markets have been dull, and some of the clients had even reduced rates, and now when we go back to them, they are positively inclined, but the rate increases are not very large, but there are reasonable rate increases.

Now Basab will talk about Europe.

Basab

In Europe, in general, we see favorable climate, which is getting better every year. To that I will add a few shades, one is that Europe is not as amenable to outsourcing just from a general business culture standpoint to outsourcing as the US is. So the executives, their decision making on outsourcing tends to be very protracted. They take a long time. They tend to…, so the sales cycles are longer and they tend to start small. Another shade there is that the UK tends to resemble the US market lot more than the continent. So within these kinds of differences, the upward trend is very much there in Europe as well.

Mick Dillon

Would you be expecting growth in Europe to outpace the US for this calendar year?

Shibulal

What is the question, can you please repeat the question.

Mick Dillon

Would you be expecting growth in Europe this year to outpace your growth in the US?

Shibulal

Yeah, actually you know, if you look at the past, Europe has grown faster than US. LTM I think we have gone up from 18.8 to 21.6%, and quarter-to-quarter also we have gone up. It will be close or same manner going forward.

Mick Dillon

Thank you.

Moderator

Thank you, next I have Mr. Bhuvnesh Singh from Singapore on the line.

Bhuvnesh Singh

Hi sir. Congratulations on very good results. Mohan, you touched a little bit on margins in your opening statement, can you just explain that a little bit more that despite 2.3% negative impact of currency, we still managed to increase margins, so where did we get these savings, say at gross margins levels or something?

Mohandas Pai

At the gross margin level, we were able to neutralize the impact of the rupee appreciation, and it happened at a few key points, for example, the overseas travel came down from 3.8% to 3%, primarily because the fact that last quarter we had a lot of visa expenses. Now visas are closed for the US, so we do not have those kind of expenses. And also if you look at other expenses like, for instance, communication, we got economies of scale. So overall at the gross profit level, we have seen the margin go up by 0.1%. So the decline of 0.8% in overseas travel expenses has resulted in a gross profit increase of 0.1%; so 0.7% has gone to neutralize the adverse impact of the currency fluctuation. In sales and marketing, it has come down to 6.2% from 7%. Most things remained the same except that the brand building exercise, which was in high gear last time has come down to normal levels. We had a big event last quarter, and this quarter we had a smaller event. So we are getting some economies of scale and that is the result that we have been able to operate this.

Bhuvnesh Singh

Thanks. Also, one more question, can you give us some idea about your China operations, how is it moving forward, how many number of people you have, clients, etc.

James

Let me answer your question. Basically, our goal is in the next 18 to 24 months, we will be growing to 2000 people as our goal. Long-term, of course, we would like to be a major player in China.

Bhuvnesh Singh

How many people did we add in this quarter in China, could you give me any idea of that?

James

Right now we have 10 clients in China; most are the global accounts. People we have got, it is about 125.

Bhuvnesh Singh

Okay, thanks.

Moderator

Thank you. Next I have Mr. Shailesh on the line from Nomura Securities, Singapore. Go ahead sir.

Shailesh

Congratulations for a very good quarter. Just wanted to understand a bit about the application development. This is a segment after seeing two sequential quarters of sequential growth has seen a 2% decline. So firstly wanted to understand, is this decline largely price related or the efforts also have declined, and should we be looking at it more as an aberration or is there some trend beginning to happen there?

Shibulal

We have been actively managing our portfolio with our customers, while we are growing our existing customers we are also trying to change the portfolio towards some of the new services which we added in the last 3-4 years. These are services which are of higher value in nature, and in doing that, we are trying to do better value extraction from our customers. So when you look at the percentage in last 12 months, the new services which we added in the last 3-4 year, package implementation, consulting, testing all this together has gone up from 34.4% to 37.1%. So that is a result of active portfolio management as well as new service introduction to our customers. On the development side, you know, it has remained in a small window between 24-22%. Also, the discretionary spend which the customers have, while the economy has picked up, as Kris mentioned in the CNBC, the result of that in discretionary spend is yet to show up in full strength.

Shailesh

So in a nutshell, going forward, do we expect the numbers to come back in terms of growth, sequential growth?

Shibulal

We expect the numbers to be somewhat stable.

Shailesh

Okay. Also the onsite-offshore mix, if I were to take out the Progeon, it is relatively flattish. Given companies focus going forward on the activities like PI and consulting, should we expect that the onsite proportion would be relatively flattish to possibly go up from where we stand now?

Shibulal

The onsite-offshore ratio, the onsite target ratio for us is between 30-33%. We are at 31% right now, irrespective of the fact that we have added these new services. We expect it to be in a window of maybe 1% +/-.

Shailesh

Okay.

Nandan Nilekani

I think, just one second. You know, on this whole effort thing, I just wanted to give you some perspective. The total effort man months in this quarter was 61492 of which onsite effort was 19078 and offshore effort was 42414. This is how the Infosys services part. Now when you have those kind of numbers, even if you add a few 100 people in that in the onsite, it does not change the mix that materially.

Shailesh

Okay, fair enough. Finally, on SG&A because there was nice decline in SG&A as a proportion of revenues, so shall we assume around 14% would be a new base going forward.

Mohandas Pai

Well, the angle of the incline cannot decline like this for a long time. So I would suggest that you look for a flat kind of stuff, for example, in Q3, we had about 12.6% and quarter 2 we had SG&A of 13%, and between 12.5-13% is a nice figure to look at.

Shailesh

Going forward. Thank you.

Mohandas Pai

Yeah, and we have said earlier that our priority is to invest in sales and marketing because they bring the bread home.

Shailesh

Okay. Thank you very much.

Moderator

Thank you. Next question, I have Mr. Anthony Miller from Arete Research, UK, on the line.

Anthony Miller

Good afternoon. My question is about industry verticals, can you give me some idea please where you are seeing the most activity and opportunity from a vertical point of view? It would help if you could segment what is different in the US, compared to continental Europe, compared to UK, and within that could you call out which verticals you are seeing most interest for business process outsourcing please?

Basab

Let me just paraphrase your question. You question is on which verticals globally are doing better on outsourcing and which geos?

Anthony Miller

Yes.

Basab

Okay. On the verticals, financial services has historically been a strong sector for us. They spend a lot in IT and also their IT costs are fairly large part of their operating cost. So they have always been more amenable to looking at outsourcing seriously and they have large spends, so this has resulted in us getting a lot of our business from financial services, and that growth continues to be solid, so I do not think that has, we have peaked out or anywhere close to that. Telecommunication service providers is another sector which in the last year and half has been doing really well for us, and we are seeing an increasing momentum in telecommunication services providers in that industry to outsourcing. As far as the geos are concerned, US continues to be on top in terms of its openness to outsourcing. Closely followed by UK, also because the UK has a smaller base for it. It is doing really well. I think continental Europe is also now waking up to it and countries like Germany we expect to do much better, and that is about the story on the geo side as well.

Anthony Miller

Can I just double-check a couple of things that [inaudible] which products or services in telcos. Is this a global thing, this is US, continental, Europe and UK, those are the strongest sectors. Are there any other sectors which are more regionally specific?

Basab

Well I mentioned the top one. In the middle tier, you will still have for us, for instance, Belgium does quite well. We are making good progress in Australia. Those are probably second mention there in terms of countries that we are doing business in. They are doing well for us.

Anthony Miller

[inaudible] verticals rather than the countries.

Basab

Okay. So on the vertical side, we do well in the transportation and logistics areas, that has grown for us and done well, and I think that would be the second mention.

Anthony Miller

Okay, and just to clarify on business process outsourcing, can you tell me is that a vertical trend or is that a geographical trend, you know, where are you seeing the most interest in business process outsourcing?

Mohandas Pai

In the BPO and the vertical trend, the trend is towards financial services and in technology. And in terms of geography, obviously the business is coming from the UK and the US.

Anthony Miller

Right, thank you very much

Moderator

Thank you. At this moment, there are no further questions from participants at SingTel. I would like to hand over the proceeding back to Prathiba.

Moderator

Thank you very much Ameena. We will now begin the Q&A interactive session for participants connected to CyberBazaar India. Participants who wish to ask questions, please press *1 on your touchtone enabled telephone keypad. On pressing *1 participants will get a chance to present their questions on a first-in-line basis. Participants are requested to restrict to one question in the initial round of Q&A session. Please use handsets while asking a question. To ask a question, please press *1 now. First in line, we have Mr. Amit Khurana from IL&FS.

Amit Khurana

Yeah hi, thank you very much. Just wanted to understand, given the kind of trend we are seeing, the positive side in this sector for some time now and the possibility of sustenance for this in the coming quarters, I was just wondering if you could give us a sense of what kind of risk do you see from the client perspective? While on the supply side we are adding people, we are ramping up on the other parameters, I was just wondering is there any risk that concerns you at this juncture which could slow down this growth momentum, and are you seeing some faster decision making and bit of the competition kind of profile that you are facing now, sense of that will be a great help.

Kris Gopalakrishnan

Every project has to be won. We cannot take our clients for granted and that is the most important thing. So, competition is increasing in the market, both from global service providers as well as other India companies. We have clients becoming more knowledgeable about offshore outsourcing. We have deal consultants who act as intermediaries in deciding, which creates lot more price transparency and things like that. So there are complexities, and as I said each project has to be won on a case-by-case basis.

Amit Khurana

My final question, Mohan, if you could just give us the billing rates for the quarter gone by.

Mohandas Pai

Well, if you look at the billing rate, the billing rates essentially stayed flat, 10833 for third quarter onsite, 4532 for offshore for services.

Amit Khurana

All right, thank you very much.

Moderator

Thank you very much sir. Participants are requested to restrict to one question in the initial round. Next question comes from Mr. Pramod Gupta of HSBC Securities.

Pramod Gupta

Congratulations to the team for great achievement. Just couple of small things, one is, what is the progress on the new service line, what is happening in Progeon, Consulting, if you could just give us a little brief on that.

Steve Pratt

We have a good quarter, made a lot of progress. We added a lot of new clients. We had a good recruiting quarter where we have now 39 people who have started, and we may have another 30 people who have accepted offers for us. We are on target for hitting the number for the year. We also invested this quarter in campus recruiting where we hired MBA students from. We interviewed on a lot of different campuses, including Wharton, Stanford, Harvard, [inaudible] and UT, and that we got very good reception from the campus recruiting. So I think things are going well.

Akshay Bhargava

This is Akshay Bhargava, giving you an update on Progeon. Progeon had a very good quarter, revenues of 12 million dollars, and net margins of 22.8%. Progeon added one customer during the quarter. We also began migration and transition work for our first knowledge services customer for whom we are doing fixed income research and credit analysis. We added 733 net people during the quarter taking our head count to 3422. So all-in-all, a good quarter. Bottom line, net income was 22.8% or 2.7 million dollars for the quarter.

Pramod Gupta

The other question that I have is basically, you know, we are seeing price increases from the new customers and management did mention that they are seeing some increase from the existing customers also. So net-net, what can we expect the next year in terms of pricing uptake? I mean, what could be the productivity increase from your estimates till now? And also, if you could give some color on the, I mean, till now what kind of negotiations have happened in the existing customers, and out of those what proportion you have been able to get higher prices?

Mohandas Pai

Well it is a great question. What I could tell you is that the pricing is stable with an upward bias. We always try to get the best price in the market place for our services when we sell them. We always try to ensure that we are paid adequately for the services we deliver. So from the effort side, there is no slackening and we have been right at the top. From a market perspective, the market is right now in a position where they could look at better prices than the past, and existing customers too are making good money. They are seeing an uptake in their revenues, their bottom lines have gone up, and they are more amenable to looking at price hike for their existing service providers. If you ask me how many you negotiated and how many you have got, I would state that this is an ongoing process at any point of time and this is information which we try to use internally for our management purposes.

Pramod Gupta

But do you want to just give us an estimate that what kind of price increase can we build for the next year or you will give that information later?

Mohandas Pai

Obviously, we will have more granularity when we talk to you in the month of April about guidance for next year. But suffice to say at this point of time, it is stable with an upwards bias. What impact this upward bias will have on the entire portfolio, we will try to share with you more details in April.

Pramod Gupta

Thanks a lot and all the best.

Moderator

Thank you very much sir. Participants are requested to restrict to one question in the initial round of Q&A session. Our next question comes from Mr. Anantha Narayan of JP Morgan.

Anantha Narayan

Thank you and good afternoon everyone. Mohan, could you just share with us the stock option expenses for the first nine month of this fiscal. And also, if you look at the US GAAP sequential revenue growth, it seems to be a lot higher that the Indian GAAP numbers even taking into account the rupee appreciation, is there anything else that’s feeding into that?

Mohandas Pai

No Anantha, I think, we bill in dollars and euros, we convert them into rupees, we produce Indian GAAP, and then we translate them back into dollars. So what you see in dollars is what you see in rupees, and the difference is the currency factor. So there is nothing else besides that. And what is the second question you asked?

Anantha Narayan

The stock option expenses for the first nine months.

Mohandas Pai

Yeah, the stock option expenses for the first nine months were around $20 million. It is there in the US GAAP statement that you have. We have seen the press reports, and the press reports that we read 2 quarters back are wrong. Obviously, they have interposed the figures. It is not a $148-164 million dollar charge, but the profit would have been 164 for that half year if you have taken that accounted for the charge. Now we are seeing the FASB statement which says that companies have to start expensing stock options from the first of July. We will of course follow whatever standards are imposed by the regulators and the accounting bodies, and at this point of time, we have about $14 million to expense from July 01, 2006, onwards till fiscal year 2009 and beyond, and the fiscal year 2006 at this point of time, the charge that may come would be $8 million spread over the second, third, and fourth quarter.

Anantha Narayan

Thanks Mohan.

Moderator

Thank you very much sir. Next in line we have Mr. Shekar Singh from ICICI Securities.

Shekar

Hi sir. Congratulations on very good set of numbers. Just wanted to know like, there has been some degrowth in revenue from the top client and also from the next four clients, any specific reason for that?

Kris Gopalakrishnan

We have seen all-round growth. If you look at the number of million-dollar relationships, it is 156 versus 146, the number of 5-million-dollar clients is 65 compared to 60 in the last quarter, so on. So what we have seen because of this is that the top client is 4.9% of revenues as the company grows larger…

Shekhar

No, even in absolute terms it has actually come down.

Kris Gopalakrishnan

That is just a quarterly thing and nothing more than that.

Shekhar

Secondly, I just wanted to know, like in 2002-03 period, many clients were given volume discounts, so just wanted to know, are these volume discounts already operational and therefore we don’t need to build those into models going forward, or are those volume discounts still going to come in, in the quarters to come.

Kris Gopalakrishnan

Volume discounts are an ongoing thing, that has always been a part of a contract actually, so there is nothing new there.

Shekhar

Okay sir, thanks a lot.

Moderator

Thank you very much sir, next question comes from Mr. Pankaj of ABN Amro

Pankaj

I just wanted to know one thing about the IT outsourcing business unit, Basab, can you give us some color on how it is progressing and what kind of pipeline do you see for this?

Mohandas Pai

Before Basab, let me clarify one point. I think the question before was, you are giving volume discount, and how do you account for it? We estimate the total business from the client, we estimate from the total business what is the volume discount, and evenly spread it across the whole year, because the volume discount could be on achievement of a particular level of revenue or could be on a slab basis, so that no quarter will see a higher quantum of discount to a client than the other quarter. Basab, over to you.

Basab

Can you repeat the question please?

Pankaj

This is regarding the IT outsourcing business, can you give us sense on how this business is shaping up and what kind of pipeline visibility do you have for large deals?

Basab

First of all, we consider the bulk of our business to be an outsourcing business. What we do is essentially we solve CIOs problem or business executives problem on organization performance by providing global services, and that typically would be called outsourcing. Now, what you probably are referring to is the large, all-at-once, re-badge deals, and those are deals that are typically done by the incumbent outsourcers. So we have very large accounts and they do a lot of business, over $50 million per annum, we have 4 or 5 accounts in that range, which are pretty large outsourcing relationships if you look at it. When you come to the whole question of re-badge, all-at-once deals, you have to understand that the re-badge, all-at-once deals and offshore, there are some considerations that sort of go opposite to each other, they are like oil and water, mixing them is a little difficult, because if you re-badge then how do you do offshore? If you re-badge and take over the employees, how do you actually do offshore? So, there is a lot of thinking that is going on in the industry, clients, deal consultants as well as companies such as us who are in the vanguard of this, of how to actually get this done, because people want to do it a little faster, than what they have been doing it in the past. So having said that, there are many deals in the pipeline that we are working on. At any point in time, we will have 4 or 5 deals that we have qualified and are working on. We do not pickup every deal that comes to us, and there are more deals that we qualify out than we actually work on aggressively, and it is a matter of time before the two oil and water mix basically to get a deal of this kind done.

Pankaj

Okay. And one minor housekeeping question, this is regarding the ad for the employee addition in the next quarter? This 2000 number which you have quoted, is it for gross addition or net?

Hema

It is gross.

Pankaj

Okay. So that means in the last quarter you had guided for about 4500 net add for the employees for the second half of this fiscal, and we had about 2280 in this quarter, so we are looking at around less than 2000 numbers in the remaining quarter, which will be lower than the 4500 number which you indicated last time?

Hema

No, no, for the year, we had given indication last quarter of total additions of 12000; we are already at about 10000, so we are saying another 2000 addition.

Pankaj

Okay fine, thank you.

Moderator

Thank you very much sir. Next question comes from Mr. Rajmohan, a private investor.

Rajmohan

Thanks for taking my question. Congratulations to the management on a wonderful set of performance. I had a couple of questions. First one, I am trying to understand the opportunity for mining amongst the top customers, which may be sort of indicative of the level of opportunity for Infosys within its customer fold, when you look at the top few customers today, who are ranging around 80 million in run rate, do you see significant opportunity for mining to be existing within this particular customer class, or are they somewhere near saturation?

Basab

I think the key matrix to be looked at is not so much the business we do with them, but what is our wallet share in that account, and the answer in our top, let us say over 20-million dollars the accounts that we have, differs. There are some accounts where we are 60 to 70% of their external spend. While in other accounts, we may be doing over 50 million dollars of business, but are still under 10% of their spent. Many of our top clients that we work with have IT spends well in excess of billion dollars, and there are major companies in the world who would do that. And for those clients, I think, there is still a lot of runway left. Now, we are still talking about IT only. There is whole business process side of things, where again we have just scratched the surface, so I would say there is tons of opportunity for mining and growing our wallet share and increasing the revenues we have from our top clients.

Rajmohan

Yeah, that is pretty heartening. The second question is, you do keep mentioning about the potential for improvements in margins as you move more of the higher value work, like package implementation, offshore. What stage of the cycle are you in, as in, approximately what percentage of your higher value work is currently in offshore, and what is the roadmap we could sort of look forward over the next few years?

Mohandas Pai

What we have said consistently is that, we will move up the value chain into higher margin work to make sure that our margins sustain at a good level. We also made the statement that we have a variable compensation structure, which ensures that a part of the increase in margin is shared with all our employees. We also said that a part of the margin will be plowed back into business for higher SG&A, for creating solutions, for creating frameworks and R&D, and the sort. So what we essentially are seeing is stable margins, higher end value added work, greater margins and greater ability to invest, and long-term sustainability.

Rajmohan

Okay. But in terms of your higher value work, again, specifically coming to that, do you see a significant upside in terms of shifting work offshore, and where are you currently in that space?

Shibulal

See we are a relationship based organization. We have long relationship with our customers. Many of our customers worked with us for many many years. That means that we have to provide them with a portfolio of service which satisfies all their needs. It is not that we can just let go one end of the spectrum and just go to other end of the spectrum because it is a relationship, that means we have to fulfill all their needs, all the service needs they have over a long period of time. In that sense, the mix we will continue to change, but it will remain within a narrow band. It is not that we are just going to have all the high value work 80%, and the reaming 20% in something else. That is not what is going to happen, it will remain within a narrow band.

Rajmohan

Okay, thank you and all the best.

Moderator

Thank you very much sir. Participants are requested to restrict to one question in the initial round. Next question comes from Mr. Trideep Bhattacharya of UBS.

Trideep

Good afternoon and congratulations. My question is on the importance of Infosys Consulting side, basically trying to understand how important in the overall strategy of the company it is, in the sense is that in two to three years from now, where do you see this going as a percentage of sales? and do you think, or how soon do you think this will have a positive impact on the average realization of the engagement that you get into as you have more and more consulting parts to it?

Kris Gopalakrishnan

As Infosys grows, the deals are becoming more complex. We are getting earlier and earlier into the life cycle of the project, and we are also building relationship with the business side, the CEO and the CXO. So, all in all if you look at all these characteristics then Infosys Consulting becomes a very, very important part of how we service our clients and hence very strategic. Now let Steve talk about some of the plans.

Steve

Our plans are to scale up very aggressively so that at the end of the third year we would have 500 consultants within Infosys Consulting that would be driving another 1500 people who will be doing other works that are associated with the projects that we are doing, and the idea strategically is that we want to help our clients make big operational changes to their companies and create competitive advantage. And so those are very large and complex engagements that will require a lot of business analysis, a lot of process change, and just a lot of consulting, and it also just happens to be the core market of our competitors, and really the heart of their financial model. So we think we have a better model where we offer an overall better proposition to our clients, and in the early days it looks like we are getting great reception in the market place, so we are going to be very aggressive, and our win rate is very good, and so far so good.

Trideep

Just a followup on that as to how high is the average realization as compared to the average rates of Infosys right now? For the consulting side, I mean.

Steve

Our average rates year to date is $205 an hour.

Trideep

Thanks a lot and best of luck.

Moderator

Thank you very much sir. Next in line we have Ms. Mitali Ghosh from DSP Merrill Lynch.

Mitali

Congratulations on a good set of numbers. My question was in the context of the supply constraint that the industry is facing as one of the biggest challenges. In that context, I wanted to understand that in terms of the employee mix, what would be the proportion of employees with lets say about 3 to 5 years experience and with more than 5 years experience at Infosys, and therefore, I am trying understand what is the scope you have to expand the employee base? Secondly in China, if you could give me a breakdown of how many of the people there are Chinese and how many are really from India? And third part of that is really on wage inflation trend?

Hema

Hi, this is Hema here. As James said, we have about 125 employees right now in Infosys Shanghai. About 40 of them are deputies and the rest are local hires.

On the experience profile mix, I will just come back to you on the experience mix.

On the wage inflation, we are getting numbers from the leading consulting firms that increases could be in the range of 12 to 15% in the next year going forward. We are also seeing similar trends. We had about 15 to 17% increase in our total compensation. However, we have leveraged that very strongly thorough the variable pay program we have. Every employee at Infosys is entitled to variable pay which could vary anywhere between 10 to 55% of their total compensation package. So, we have used the three-tier variable pay program very strongly in addressing the waging inflation.

Mitali

Thanks a lot.

Moderator

Thank you very much madam. Our next question comes from Ms. Priya Rohira of Refco Securities.

Priya

Good afternoon to the management, congratulation on good set of numbers. My question relates to the onsite-offshore mix. We have seen a consistent improvement in Q2 and Q3, if I were to assess in terms of the break up between the top 10 clients and the remaining clients, I mean, how far we can go in the remaining clients as far as, you know, change in the offshore mix goes?

Shibulal

The onsite-offshore mix right now is 31%. It will remain within a narrow band. Our target onsite ratio is anywhere between 30 to 35% or 32 to 34%, so in that sense we are quite optimized at this point.

Priya

Also if you could give us an update, if I am not wrong you had mentioned that China you are looking at adding around 2000 people in the next 18 to 24 months, and also any capex for the next year?

Shibulal

Yeah, in China we are planning to adding 2000 people within the next 18 to 24 months.

Priya

Yeah, on the Capex?

Mohandas Pai

Well, I could give you capex for this year. This year we said capex will be between Rs.600 to 750 crore earlier. Now, we are upping it to between Rs.750 to 800 crores. We have spent 559 crores till end of quarter 3. And for the next year, we will be giving the figures in the second week of April.

Priya

Thanks.

Moderator

Thank you very much mam. At this moment, I would like to hand over the floor back to Infosys Management for the final remarks.

Hema

There was one question which was there earlier on the experience mix of the population.

Moderator

That was for Ms. Mitali Ghosh, would you like me to unmute her line, mam?

Hema

Yes please.

Moderator

She is on right now.

Hema

Hi Mitali.

Mitali

Hi, I am on air.

Hema

This is Hema here. In the 3 to 5 year experience range, we have 25%. More than 5, 10%. And the rest would be less than 3.

Mitali

Thanks a lot.

Nandan Nilekani

With that we come to the end of this analyst call. I want to thank all of you for participating and giving us your valuable time and we will talk to you again same time next quarter.

Moderator

Ladies and gentleman, thank you for choosing CyberBazaar’s conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect you lines. Thank you and have a nice day.